04013110

SECURITIES A. MISSION
Washington, D.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 35173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sterling Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
6250 N. River Road, Suite 3005
(No. and Street)

Rosemont (City) Illinois (State) 60018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Woolman 847-384-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Manning Silverman & Company
(Name – *if individual, state last, first, middle name*)

175 Olde Half Day Road, Suite 290 Lincolnshire, Illinois 60069
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Craig Woolman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Investment Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING INVESTMENT SERVICES, INC.

Financial Statements and Independent Auditor's Report Pursuant to Rule 17a-5

December 31, 2003

MANNING SILVERMAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
(847) 459-8850

STERLING INVESTMENT SERVICES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2003

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Manning Silverman & Company

Manning Silverman & Company
Certified Public Accountants

February 17, 2004

STERLING INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

ASSETS

Cash and Cash Equivalents	$	14,670
Receivable from Broker/dealers		5,331
Prepaid Expenses		7,330
Furniture and Equipment at cost,		
less $72,616 accumulated depreciation		6,820
Total Assets	$	34,151

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expense	$	4,000
Shareholder's Equity		
Common Stock, $.01 par value; 1,000,000 shares authorized		
and issued, 990,000 shares outstanding		10,000
Additional Paid-in Capital		128,797
Retained Earnings (Deficit)		(108,646)
Total Shareholder's Equity		30,151
Total Liabilities and Shareholder's Equity	$	34,151

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

STERLING INVESTMENT SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Revenue		
Commissions	$	356,056
Interest		22,528
Other		13,294
Total Revenue		391,878
Expenses		
Commissions, Compensation, Taxes and Benefits		215,570
Clearing and Execution Charges		103,877
Occupancy and Equipment Rental		74,821
Office Expense		19,480
Professional Fees		4,191
Depreciation Expense		3,285
Regulatory Costs		2,391
Total Expenses		423,615
Net Income (Loss)	$	(31,737)

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

STERLING INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance, Beginning of Year	$ 10,000	$ 128,797	$ (76,909)	$ 61,888
Net Income (Loss)			(31,737)	(31,737)
Balance, End of Year	$ 10,000	$ 128,797	$ (108,646)	$ 30,151

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

STERLING INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities		
Net Income (Loss)	$	(31,737)
Adjustments:		
Depreciation		3,285
Decrease in Receivable from Broker/dealers		13,737
(Increase) in Prepaid Expenses		(7,330)
(Decrease) in Accounts Payable		(6,850)
Net Cash Flow Provided by (Used in) Operating Activities		(28,895)
Net Increase (Decrease) in Cash and Cash Equivalents		(28,895)
Cash and Cash Equivalents Balance at December 31, 2002		43,565
Cash and Cash Equivalents Balance at December 31, 2003	$	14,670

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

1. **Significant Accounting Policies**

Organization - The Company was incorporated in the state of Delaware on November 7, 1985. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and United States government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment - Depreciation of furniture and equipment is provided using accelerated and straight-line methods over estimated useful lives of five and seven years.

STERLING INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2003

2. Net Capital Requirements

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 150%. In January 2003, the Company received approval from the National Association Securities Dealers, Inc. to reduce its required minimum net capital from $50,000 to $5,000. At December 31, 2003 the Company's net capital and required net capital were $16,001 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 25%.

3. Shareholder Agreement

A shareholder agreement exists requiring written notice to the Company should any shareholder desire to transfer all or part of his or her shares. The agreement provides existing shareholders with the first right to purchase the shares to be transferred subject to additional provisions and restrictions. In 2003 the controlling shareholder sold a portion of his shares to two additional shareholders. The remaining minority shareholders exercised their option to be bought out.

4. Profit Sharing Plan

The Company has a deferred compensation and profit sharing plan commonly called a "401(k)" plan. The Company incurred no expenses relating to this plan for the year ended December 31, 2003.

5. S Corporation Election

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

6. Off - Balance Sheet Risk

The Company has entered into an agreement with another broker/dealer (Primary Introducing Broker/dealer) and Primary Introducing Broker/dealer's clearing broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, through the Primary Introducing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Primary Introducing Broker/dealer and Clearing Broker/dealer. As part of the terms of the agreement, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

Through its Clearing Broker/dealer, the Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market risk. Market risk is substantially dependent upon the value of the underlying security and is affected by market forces such as volatility. The Company's customers also sell securities they do not own (short securities). Since only customers of the Company enter into these types of securities transactions the Company's exposure to risk is limited to that resulting in the event these customers are unable to fulfill their contracted obligations and, under the terms of its agreement with the Primary Introducing Broker/dealer, the Company is held responsible for any resulting loss.

7. **Rent**

In January 2003 the Company terminated its Chicago office lease which had an expiration date of July 31, 2005, and moved to temporary space.

Rent expense for the year ended December 31, 2003 was $55,389.

SUPPLEMENTARY INFORMATION

STERLING INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
YEAR ENDED DECEMBER 31, 2003

Computation of Net Capital		
Total Shareholder's Equity	$	30,151
Deductions: Nonallowable Assets		(14,150)
Net Capital	$	16,001
Computation of Basic Net Capital Requirement		
Minimum Net Capital Requirement		
(6 2/3% of Total Aggregate Indebtedness)	$	267
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Computation of Aggregate Indebtedness		
Total Liabilities from Statement of Financial Condition	$	4,000
Percentage of Aggregate Indebtedness to Net Capital	$	25%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Independent Auditor's Report.
The accompanying notes are an integral part of these financial statements.

The management of Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may because inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Sterling Investment Services, Inc. for the year ended December 31, 2003 and this report does not effect our report thereon dated February 17, 2004. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Manning Silverman & Company

Manning Silverman & Company
Certified Public Accountants

February 17, 2004